                                                                    Exhibit 99

                           TRW Inc. and Subsidiaries
                        Computation of Ratio of Earnings
                          to Fixed Charges - Unaudited

                        (In millions except ratio data)

                                       Three Months                       Years Ended December 31
                                          ended        ---------------------------------------------------------------
                                      March 31, 1995    1994          1993          1992           1991          1990
                                      --------------   ------        ------        ------         ------        ------
Earnings(loss) before income
  taxes                                   $189.5       $534.5        $359.1        $347.6         $(129.4)(A)   $343.1

Unconsolidated affiliates                    0.9         (0.6)          0.7          (0.9)           (1.0)       (13.2)

Minority earnings                            2.7          5.2           5.7           2.6            (7.8)        (0.5)

Fixed charges excluding
  capitalized interest                      38.8        160.9         194.0         227.1           254.3        252.0
                                          ------       ------        ------        ------         -------       ------

Earnings                                  $231.9       $700.0        $559.5        $576.4         $ 116.1       $581.4
                                          ------       ------        ------        ------         -------       ------



Fixed Charges:
Interest expense                          $ 24.0       $104.8        $137.8        $162.9         $ 189.6       $186.9

Capitalized interest                         1.0          6.6           7.9          12.7            10.1          7.6

Portion of rents representa-
  tive of interest factor                   14.6         54.7          54.0          64.0            64.4         64.6

Interest expense of uncon-
  solidated affiliates                       0.2          1.4           2.2           0.2             0.3          0.5
                                          ------       ------        ------        ------         -------       ------

Total fixed charges                       $ 39.8       $167.5        $201.9        $239.8         $ 264.4       $259.6
                                          ------       ------        ------        ------         -------       ------

Ratio of earnings to fixed
  charges                                    5.8x         4.2x          2.8x          2.4x            0.4x(A)      2.2x
                                             ---       ------           ---           ---         -------       ------



(A) The 1991 loss before income taxes of $129.4 million includes a charge of $343 million to cover costs associated with divestment and restructuring activities. Excluding this charge, the ratio of earnings to fixed charges would have been 1.7x.